
June 7, 2011

<u>Via E-mail</u>
Glenda Flanagan
Chief Financial Officer
Whole Foods Market, Inc.
550 Bowie St.
Austin, TX 78703

> **Re:** **Whole Foods Market, Inc.**
> **Form 10-K for the Fiscal Year Ended September 26, 2010**
> **Filed November 24, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed January 18, 2011**
> **File No. 000-19797**

Dear Ms. Flanagan:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 26, 2010

Item 1. Business, page 3

1. Please include your revenues, a measure of profit or loss, and your total assets for each of the preceding three fiscal years, or include a cross-reference in this section to an appropriate place in the financial statements containing this information. See Item 101(b) of Regulation S-K and provide us with your proposed disclosure.

Trademarks, page 10

2. Please revise to describe the importance of your trademarks to your business and disclose the duration that such trademarks are held. In this regard, we note the first

risk factor on page 14 indicating that a failure to protect your proprietary information could have a material adverse effect on your business, results of operations and financial condition. See Item 101(c)(1)(iv) of Regulation S-K and provide us with your proposed disclosure.

Item 1A. Risk Factors, page 10

3. We note that your risk factor subheadings include only the subject of the risk factors and do not specifically describe the risks and any such effects on your business, financial condition, or results of operations. Please revise these risk factor subheadings so that they provide a succinct description of the risk that you discuss in the text of the full risk factor and provide us with your proposed disclosure. See Item 503(c) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 19

4. Please discuss the factors that caused the changes to the financial statement line items discussed in this section and provide us with your proposed disclosure. For example, please discuss whether the increase in sales revenue was due to increases in price or increases in volume and provide us with your proposed disclosure. Where changes are caused by more than one factor, quantify the changes attributable to each factor, if possible. See Item 303(a)(3)(iii) of Regulation S-K, Instruction 4 to Item 303 of Regulation S-K and Section III.D of Release No. 33-6835 (May 18, 1989). This comment also applies to future filings of your periodic reports, as applicable.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 13

Cash Compensation, page 14

5. Please discuss the factors considered by the compensation committee in determining the amounts to be issued under the "qualitative" portion of your bonus plan and describe in greater detail what this portion of the bonus plan is designed to reward. See Items 402(b)(1)(ii) and 402(b)(1)(v) of Regulation S-K and provide us with your proposed disclosure.

6. With respect to the quantitative bonus criteria, we have the following comments:

- Please disclose the factors the Compensation Committee considers when selecting the quantitative bonus criteria for the fiscal year.

- Please disclose the factors the Compensation Committee considers when establishing the formulas and relative weightings for the quantitative performance criteria.

- Where applicable, please disclose how your quantitative bonus criteria are calculated from your audited financial statements. See Instruction 5 to Item 402(b) of Regulation S-K.

In each case, please provide us with your proposed disclosure.

Equity Compensation, page 16

7. We note your statement that the compensation committee "intends to limit the number of shares granted to all Team Members" so that earnings per share dilution from share-based payment expense will not exceed 10%. Please state whether you have achieved this target in the past and whether you achieved this target in fiscal 2010. In this regard, we note that it is unclear from your statement in the following paragraph whether you failed to meet the 10% earnings per share dilution target, the 10% target with respect to the number of shares issued under option grants to members of the leadership network vis-à-vis shares issued to other Team Members, or both. Also describe any way(s) in which you tailor the awards issued to meet these goals and provide us with your proposed disclosure.

8. We note that you did not achieve your objective of limiting the number of shares issued under option grants to members of the Whole Foods Leadership Team to "no more than 10% of all shares issuable under equity grants made to all Team Members" because the compensation committee awarded special performance grants to members of the Whole Foods Leadership Team totaling 450,000 option shares. We also note that these equity grants were determined "through discussions among the executive team and the Compensation Committee." Please describe the role of the executive team in determining the special performance and retention grants. See Item 402(b)(2)(xv) of Regulation S-K. Please provide us with your proposed disclosure.

Grants of Plan-Based Awards Table, page 23

9. We reviewed your disclosure regarding the equity awards granted to each of your named executive officers, other than Mr. Mackey, set forth on pages 18 and 19 of your proxy statement. For each of these named executive officers, you state that they received three grants of options – a leadership grant, a grant based on years of service and a grant to retain and reward. It appears that you have combined the leadership grant and the years of service grant in the grants of plan-based awards table. Please revise this table to list each of these grants separately. See Item 402(d)(1) of Regulation S-K and Instruction 1 thereto. Please provide us with your proposed disclosure.

Non-Qualified Deferred Compensation, page 27

10. Please provide the footnote disclosure required by the Instruction to Item 402(i)(2) of Regulation S-K. In this regard, we note that you report the contribution amounts in your summary compensation table as non-equity incentive compensation. Please also tell us your basis for reporting these contributions as non-equity incentive compensation in your summary compensation table.

Certain Relationships and Related Transactions, page 32

11. Consistent with your responses to comments six and 26 in our letters dated July 17, 2009 and May 7, 2009, respectively, please discuss specifically the manner in which the Nominating & Governance Committee reviews, approves, or ratifies related party transactions based upon the specific facts and circumstances presented. See Item 404(b) of Regulation S-K and provide us with your proposed disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Catherine Brown, Staff Attorney, at (202) 551-3513, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

H. Christopher Owings
Assistant Director